14 November 2003

Dear Shareholder

HSBC Proposal

Over the coming weeks, we will be providing you with detailed information on HSBC’s proposal to acquire Bank of Bermuda under which shareholders will receive a total of $45 per share. Included will be the materials for a Special General Meeting (SGM) at which our shareholders will vote on the proposal. The materials will also include a full description of the proposal, a copy of the agreement with HSBC, the reasons we believe it is in your best interests, and a copy of the fairness opinion issued by our independent advisor, Merrill Lynch. Our Board of Directors are recommending this proposal to you following a lengthy period of review and deliberation. We believe that this transaction is in the best interests of you, our shareholders, as well as our customers in Bermuda and our reasons for this will be fully set forth in the information we send you. This will provide you with what you need to make an informed decision on this important issue.

The agreement with HSBC has been filed with the Securities and Exchange Commission (SEC) and if you would like a copy in advance of our mailing you can access it via a link on our home page at www.bankofbermuda.com. We would like to let you know that one of the terms of the agreement requires that the Dividend Reinvestment Plan be temporarily suspended pending the closing of the proposed transaction. Any dividends declared by the Board before that date would therefore be paid to all our shareholders in cash. This will be effective for the dividend declared by our Board to be paid at the end of November.

A SGM of shareholders will be held after you have had the opportunity to fully review the materials and to discuss any questions or concerns with Bank management. The acquisition of the Bank of Bermuda by HSBC will be completed if approved by 75% of shares represented at the SGM, at which a quorum of one-third of issued shares must be represented. The SGM will likely be held in early 2004 and you will receive at least 30 days advance notice.

Your Board is unanimous in their view that this transaction is in the best interests of our shareholders, customers and Bermuda. We look forward to discussing this proposal fully with you in due course.

Sincerely,

/s/ Henry B. Smith Henry B. Smith	/s/ Joseph C.H. Johnson J.P. Joseph C.H. Johnson J.P.
Chief Executive Officer	Chairman, Board of Directors